UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934

April 16, 2007

Commission File Number 000-29228

PROGEN PHARMACEUTICALS LIMITED
(Translation of registrant’s name into English)

16 Benson St, Toowong, Queensland 4066, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Progen Pharmaceuticals Limited

Date: April 16, 2007	By:	/s/ Linton Burns
Linton Burns, Company Secretary

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The Registrant hereby expressly incorporates by reference this submission on Form 6-K into the Prospectus dated April 13, 2007 filed with its Registration Statement on Form  F-3 (Reg. No. 333-141489) as filed with the Securities and Exchange Commission on March 22, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Announcement to the market, April 16, 2007

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ABN: 82 010 975 612

Progen’s Phase 2 Liver Cancer Trial Exceeds Efficacy Objective

- Phase 3 Patient Enrolment Planned for Second Half of 2007 -

Brisbane, Australia.  16 April 2007: Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced the final stage 1 results of its Phase 2 trial of PI-88 in patients who had previously undergone surgical removal of liver cancer. The 48 week data demonstrated that 160 mg of PI-88 showed an improvement in disease-free rate, the primary endpoint, of 25 percent and prolonged the time to tumour recurrence (disease-free survival) from 27 to 48 weeks, or by 78 percent, building on the 30-week results announced in December 2006.

The first stage of the randomised, two-stage multi-centre Phase 2 trial was designed to determine the appropriate dosage and possible efficacy of PI-88 in reducing tumour recurrence in liver cancer patients who had previously undergone surgical removal of the cancer. Patients in this stage of the Phase 2 trial were randomly assigned to one of three groups to receive either the standard of care (with no PI-88 treatment), 160 mg of PI-88, or 250 mg of PI-88, over 36 weeks with a 12 week follow-up period.

Summary of results

•                     Treatment with 160 mg of PI-88 increased the disease-free rate by approximately 25 percent, from 50 percent to 63 percent at 48 weeks

•                     Treatment with 160 mg of PI-88 increased the time to recurrence of disease (disease-free survival) by approximately 78 percent, from 27 to 48 weeks

•                     The final results confirmed the trend identified in the 30-week assessment that PI-88 delayed the recurrence of disease and increased the likelihood that the patient would be disease free for a longer period

•                     The 160 mg dosing level of PI-88 revealed a strong safety and tolerability profile and few adverse events directly or possibly related to treatment

As the 160mg dose was well tolerated and showed positive results in this study, Progen has decided to pursue the 160 mg dose of PI-88 in the Phase 3 development.

Treatment with the 250 mg dose resulted in thirteen patients discontinuing treatment early partly due to adverse events, possibly related to treatment at this dose level. This impacted the results seen from this treatment arm. The 250 mg dose of PI-88 reduced the disease-free rate by approximately 19 percent as compared to the control group, from 50 percent to 41 percent at 48 weeks, and was inseparable from the control group as to disease-free survival.

“These Phase 2 data clearly support the conclusion that PI-88 has the potential to extend the disease-free survival time of patients with post-resection liver cancer, who have few if any treatment options and a high likelihood of disease recurrence,” said Professor Pei-Jer Chen, Director of the Medical Research Department of the National Taiwan University Hospital, and the trial’s principal investigator. “We have waited a long time to see progress in this area of research and these data represent an important step in the development of treatments for post-resection liver cancer. PI-88 certainly warrants accelerated clinical investigation to enable us to develop a potential new treatment for liver cancer patients as quickly as possible.”

“We are excited with the strong results PI-88 demonstrated in slowing the return of liver cancer,” said Justus Homburg, Chief Executive Officer of Progen

Pharmaceuticals. “These data give us the confidence to aggressively pursue the development of PI-88 towards registration and commercialisation.”

“On the basis of these data and our discussions with FDA, we are no longer contemplating conducting stage 2 of this Phase 2 trial. We are now planning a multinational Phase 3 trial of PI-88 at a dose of 160 mg/day, to begin patient enrolment in the second half of 2007. The Phase 3 trial will be designed with overall survival and disease-free survival endpoints.”

About Progen: Progen Pharmaceuticals (formerly Progen Industries Limited) is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen’s three key areas of focus are:

•      Clinical Development - via a focused clinical trial program involving its two compounds PI-88 and PI-166.

•      Drug Discovery - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.

•      Manufacturing Services – PI-88 manufacturing development and supply for the clinical program and contract manufacturing services.

Keywords - Progen Pharmaceuticals, PI-88.

Progen Information:
Justus Homburg	Sarah Meibusch
Progen Pharmaceuticals Limited	Progen Pharmaceuticals Limited
T: +61 7 3842 3333	T: +61 7 3842 3318
E: justus.homburg@progen.com.au	E: sarah.meibusch@progen.com.au

Media and Investor Relations Australia:
Rebecca Piercy	Rebecca Wilson
Buchan Consulting	Buchan Consulting
T: +61 2 9237 2800 / 0422 916 422	T: +61 417 382 391
E: rpiercy@bcg.com.au	E: rwilson@bcg.com.au

Media Relations USA:	Investor Relations USA:
Robert D. Stanislaro	Evan Smith
Financial Dynamics	Financial Dynamics T: 212-850-5606
T: 212-850-5657	E: Evan.smith@fd.com
E: robert.stanislaro@fd.com

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular our planned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.